# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quantinuum Inc., CIK 0002110105
CUSIP: 74768A104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 303 S Technology Court, Broomfield, Colorado (CO), 80021
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000773840

## Reporting persons
- Honeywell International Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 95,998,655; shared voting power 28,630,074; sole dispositive power 95,998,655; shared dispositive power 28,630,074; aggregate amount beneficially owned 124,628,729 (79.1% of the class)
- Honeywell Holdings International Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,630,074; sole dispositive power 0; shared dispositive power 28,630,074; aggregate amount beneficially owned 28,630,074 (46.6% of the class)

## Item 1. Issuer
Name of issuer: Quantinuum Inc.
Address of issuer's principal executive offices: 303 S Technology Court, Broomfield, CO, 80021

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Honeywell International Inc. ("Honeywell Technologies")

Honeywell Holdings International Inc.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Honeywell International Inc., 855 S. Mint Street, Charlotte, NC 28202.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of June 30, 2026, based upon 32,862,895 shares of Class A Common Stock outstanding at the completion of the Issuer's initial public offering on June 5, 2026, as disclosed in the Issuer's Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 5, 2026. The ownership information also assumes the redemption of the common unit of Quantinuum Holdings, LLC ("Common Units") into shares of Class A Common Stock of the Issuer on a one-to-one basis, as applicable.

The amounts reported as beneficially owned consist of (i) 28,630,074 shares of Class A Common Stock underlying Common Units held directly by Honeywell Holdings International Inc. and (ii) 95,998,655 shares of Class A Common Stock underlying Common Units held directly by Honeywell Technologies.

Honeywell Holdings International Inc. is a wholly owned subsidiary of Honeywell Technologies, which is a publicly traded company with securities listed on The Nasdaq Stock Market LLC.
Percent of class:
Honeywell Technologies: 79.1%

Honeywell Holdings International Inc.: 46.6%
Sole power to vote or to direct the vote:
Honeywell Technologies: 95,998,655

Honeywell Holdings International Inc.: 0
Shared power to vote or to direct the vote:
Honeywell Technologies: 28,630,074

Honeywell Holdings International Inc.: 28,630,074
Sole power to dispose or to direct the disposition:
Honeywell Technologies: 95,998,655

Honeywell Holdings International Inc.: 0
Shared power to dispose or to direct the disposition:
Honeywell Technologies: 28,630,074

Honeywell Holdings International Inc.: 28,630,074

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement.

## Signatures
- Honeywell International Inc.: /s/ Su Ping Lu, Su Ping Lu, Senior Vice President, General Counsel and Corporate Secretary (08/13/2026)
- Honeywell Holdings International Inc.: /s/ Jake Wasserman, Jake Wasserman, Secretary (08/13/2026)